SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for  7 May 2004

Sasol Limited

1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F ☐

Enclosures:

Hedging Announcement

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:	JSE — SOL
NYSE — SSL

(“Sasol”)

Sasol announces modest hedging in respect of its exposure to the oil price

On 8 March 2004, at the release of Sasol’s interim results for the six months to 31 December 2003, our Chief Executive announced that Sasol was considering the potential for modest hedging in respect of its exposure to the oil price in order to improve the stability of cash flows. An analysis of this potential hedging strategy has been completed and, given the opportunity to hedge an element of Sasol Synfuels’ income at the current relatively high oil prices, the decision was taken to proceed. An amount of 30,000 barrels a day (equivalent to approximately 20% of Synfuels’ production) for financial year 2004/05 has therefore been sold forward at a weighted average price of US$31.85. Appropriate disclosure of this hedging will also be made in our 2004 annual report and Form 20-F.

Johannesburg

7 May 2004

Disclaimer — Sasol Limited We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable.  These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavor” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.  The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 27, 2003 and in other filings with the United States Securities and Exchange Commission.  Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 May 2004

By:	/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary